UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 30, 2015, Ascendis Pharma A/S (the “Company”) announced positive top-line results from a six-month Phase 2 study to evaluate the safety and efficacy of once-weekly TransCon Growth Hormone in 53 treatment-naïve, pre-pubertal children with growth hormone deficiency, or GHD.

The Phase 2 pediatric study was conducted to investigate the safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of TransCon Growth Hormone in treatment-naïve pre-pubertal children with GHD who meet internationally recognized diagnostic criteria for GHD. The study enrolled 53 patients into the treatment phase and was a 6-month multi-center, randomized, open-label study comparing three dose levels of TransCon Growth Hormone (0.14; 0.21; and 0.30 mg hGH/kg/week), administered once per week, to the active control Genotropin (0.21 mg hGH/kg/week), administered as a daily injection.

Highlights from the top-line analysis include:

•	mean annualized height velocities among the three dosing levels administered weekly ranged from 11.9 cm for the 0.14 mg/kg/week dose to 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin® at a 0.21 mg/kg/week dose;

•	there were no reports of drug-related serious or unexpected adverse events;

•	injection site reactions were generally mild and transient and were observed at a rate that was similar to the daily hGH control arm;

•	there were no observations of injection site nodule formation or lipoatrophy;

•	low immunogenicity consistent with published data for daily growth hormone;

•	maximum hGH blood concentration was comparable between equivalent weekly doses of TransCon Growth Hormone and daily hGH; and

•	a dose-proportional increase in IGF-I levels was observed following dosing of the three TransCon Growth Hormone dose levels. Consistent with expectations, transient point values of IGF-I standard deviation score > +2 have been observed in a small number of patients and primarily in the high-dose treatment arm.

The data announced represent a top-line analysis, and the Company intends to release the full data set for the Phase 2 pediatric study in early October 2015 at the annual meeting of the European Society for Paediatric Endocrinology, and maintains its plans to initiate a Phase 3 pediatric study of TransCon Growth Hormone in mid-2016. As currently planned, this pivotal study will be a 12-month, parallel-group study evaluating a single dose of TransCon Growth Hormone versus daily injections of growth hormone, and will be conducted in centers across Europe and North America.

Forward-looking statements

All statements, other than statements of historical facts, contained herein regarding the Company’s strategy, future operations, future financial position, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the following: the Company’s plans regarding timing and the release of the final results of its Phase 2 pediatric study of TransCon Growth Hormone; and the Company’s plans to prepare for and initiate a Phase 3 pediatric study of TransCon Growth Hormone in mid-2016. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including the following: unforeseen differences between the final results from the Company’s Phase 2 pediatric study of TransCon Growth Hormone and the top-line data from this study; unforeseen safety or efficacy results in the Company’s lead development program TransCon Growth Hormone; unforeseen expenses related to the development of TransCon Growth Hormone or other development programs, general and administrative expenses, other research and development expenses and the Company’s business generally; delays in the development of TransCon Growth Hormone related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for ongoing and planned clinical studies; and the Company’s ability to obtain additional funding, if needed, to support its business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s current and future reports filed with or submitted to the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and the Company’s Report on Form 6-K submitted on May 18, 2015. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments the Company may enter into or make. The Company does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: July 31, 2015	By:	/s/ Thomas P. Soloway
Thomas P. Soloway
Senior Vice President, Chief Financial Officer